Exhibit 1.01

Conflict Minerals Report of Palo Alto Networks, Inc.
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this “Report”) of Palo Alto Networks, Inc. (“Palo Alto Networks”) for calendar year 2014 is presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined within this Report.

Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain minerals originating in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, the “Covered Countries”). The minerals subject to Rule 13p-1 are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”).

Pursuant to Rule 13p-1, if, based upon a reasonable country of origin inquiry, a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, then it must file a Conflict Mineral Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of the Conflict Minerals. Due to our limited ability to determine the origin and chain of custody of Conflict Minerals necessary to the functionality or production of our products as described below, we have filed this Conflict Minerals Report.

Due Diligence Process

Palo Alto Networks has determined that components in its enterprise security hardware products, including its next-generation hardware firewall products, contain Conflict Minerals and that such Conflict Minerals are necessary to the functionality of such products. Accordingly, Palo Alto Networks was required to undertake an inquiry with respect to Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries.

As a company that relies solely on third-party contract manufacturers to build its products, Palo Alto Networks is several levels removed from the mining, smelting or refining of Conflict Minerals. Palo Alto Networks does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

As part of its contract manufacturer selection process, Palo Alto Networks engages in a review of each potential contract manufacturer’s supply chain policies and procedures. Palo Alto Networks looks to its contract manufacturers to have an established system of control and transparency over their mineral supply chain. Further, Palo Alto Networks has made efforts to communicate to its contract manufacturers and suppliers the need for Rule 13p-1 compliance.

Palo Alto Networks’ primary contract manufacturer, Flextronics International USA, Inc. (“Flextronics”), supports the purpose of Rule 13p-1, is subject to Rule 13p-1, and has partnered with the Electronics Industry Citizenship Coalition / Global sustainability Initiative (“EICC/GeSI”) team to collaboratively develop an industry standard to collect the sourcing information related to Conflict Minerals. Flextronics has made available a supplier quality resource center, which includes its Conflict Minerals Policy, found at the following website http://www.flextronics.com/supplier/supplierquality/default.aspx

Palo Alto Networks, with the assistance of Flextronics, undertook due diligence measures to determine the Conflict Minerals status of the necessary Conflict Minerals used in Palo Alto Networks’ enterprise security hardware products. In conducting its due diligence, Palo Alto Networks implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework.

During the reporting period for this Report, Palo Alto Networks’ due diligence measures included:

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Conducting a supply-chain survey with direct suppliers of materials containing Conflict Minerals using the EICC/GeSI Conflict Minerals Reporting Template (“EICC/GeSI Templates”) to identify the smelters and refiners;

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Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter Program for Conflict Minerals.

Flextronics sent out surveys on behalf of Palo Alto Networks to the 191 suppliers identified in its due diligence efforts. Flextronics received valid responses from 141 suppliers, providing a 74% response rate.

Based on the results of the assessment described above, Flextronics followed-up with the suppliers surveyed, to the extent possible, on missing and inconsistent information. Additional supplier contacts were conducted to address issues, including implausible statements regarding no presence of the Conflict Minerals, incomplete data on EICC-GeSI Templates, responses that did not identify smelters or refiners, responses that indicated a sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research. In addition, Palo Alto Networks followed-up on cases where a supplier stated a smelter or refiner does not source from the Covered Countries, but the sourcing location (country of mine origin) is not a known reserve for the given metal.

Findings and Conclusions

As a result of the due diligence measures described above, Palo Alto Networks determined in good faith that its enterprise security hardware products are “DRC conflict undeterminable” for calendar year 2014. Palo Alto Networks makes this determination due to a lack of information from its suppliers to conclude whether the necessary Conflict Minerals originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Future Steps

Palo Alto Networks is continuing to develop methods, implement tools and adopt procedures that are designed to be both auditable and in accordance with the OECD Framework. In the next compliance period, Palo Alto Networks intends to make a good faith effort to increase the response rate of its suppliers and obtain a definitive determination of its status and to further mitigate the risk that necessary Conflict Minerals do not benefit armed groups. Palo Alto Networks also intends to make reasonable efforts to strengthen company engagement with suppliers and structure internal management to support supply chain due diligence.

Independent Private Sector Audit

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.